AURUS ADVISORS, INC.

156 RETREAT PLACE
PONTE VEDRA BEACH, FLORIDA 32082
TELEPHONE 650-401-5700 FACIMILE 801-838-3837

January 18, 2016

SEA 15c3-3 Exemption Report

I, Richard J. Augustus, President of Aurus Advisors, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2015 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Richard J. Augustus
President